PRESS RELEASE

December 23, 2004
FOR IMMEDIATE RELEASE

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Major Technical Studies Underway

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Financing Postponed

Canadian Zinc Corporation (“TSX-CZN”) reports that, due to prevailing market conditions and the late time of year, the proposed financing previously announced on November 22, 2004, will be postponed and will be reconsidered in the new year.  The Company will therefore not issue any flow through shares in 2004.

Canadian Zinc continues in a strong financial position.  At September 30, 2004 the Company had cash and short term deposits of $13.2 million.  Since September 30, $256,120 was raised through the exercise of outstanding share purchase warrants.  It is projected that the cash position at year end December 31, 2004 will be approximately $12.9 million.

Technical Studies at Prairie Creek:

The Prairie Creek mine site is shut down for the season.  Nevertheless a number of important studies are ongoing and will be completed over the winter months in preparation for an active program in 2005.

Metallurgical Optimization Studies:

Advanced metallurgic studies are being conducted at the SGS Lakefield Research Laboratory under the direction of the Company’s consultant metallurgist.  These studies are focusing on modernizing the process sheet and mill layout to optimize recoveries of silver, zinc, lead and copper.  The Prairie Creek deposit contains two different types of mineralization; vein-oxide/sulphide-type and stratabound-sulphide-type.   The final resultant concentrate specifications will help determine the optimum concentrate sales strategy.

Tailings Management and Disposal Studies:

The management and treatment of tailings is an important issue at the Prairie Creek mine.  The Company is examining a number of alternatives, including the use of paste tails disposal underground and has retained Golder Associates PasteTec, one of the world’s leading experts in the field, to carry out studies, which are expected to be completed about March 2005.

Detailed Mine Plan:

During 2004, the existing underground workings at the Prairie Creek Mine were rehabilitated in preparation for the proposed decline underground drilling program now scheduled for the summer of 2005.  The existing portals were rehabilitated, tracks relaid, a new electrical and ventilation system installed and water management systems improved.  A new water polishing pond was designed and will be constructed on the site in the spring of 2005. During the winter months a detailed Mine Plan will be prepared in conjunction with Procon Mining and Tunnelling of Burnaby, B.C. which will focus on detailed planning of the proposed underground development program and planned stope development for the early years of mining at Prairie Creek.  The detailed Mine Plan (First Phase) is also expected to be completed by March 2005.

Permitting Activities:

The Company has been extensively engaged in permitting activities throughout 2004 and will continue throughout 2005.

About Canadian Zinc:

Canadian Zinc’s 100% owned Prairie Creek project located in the Northwest Territories includes a near complete mine, mill and surrounding infrastructure, with a large mineral resource base totaling 11.8 million tonnes, grading an average 12.5% zinc, 10.1% lead and 0.4%  copper and 161 grams of silver per tonne.  The resource contains an estimated, in situ, 70 million ounces of silver; approximately 3 billion pounds of zinc and approximately 2 billion pounds of lead.  The Company has also undertaken the review of a number of other new mining opportunities and this activity will continue in 2005.

For further information contact:

John F. Kearney	Alan Taylor
Chairman	Vice President Exploration &Chief Operating Officer
(416) 362- 6686	(604) 688- 2001

A more extensive description of the Company’s activities is available on the Company’s web site at  www.canadianzinc.com

Suite 1202-700 West Pender Street, Vancouver, BC V6C 1G8 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 201 – 347 Bay Street, Toronto, ON M5H 2R7 Tel: (416) 362-6686 Fax: (416) 368-5344

E-mail: invest@canadianzinc.com,   Website:  www.canadianzinc.com